SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Strategic investment in and partnership with Oi Update following the completion of the capital increase at Oi 28 March 2011

Important notice This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical facts, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

PT to proportionally consolidate 25.6% of Oi and 44.4% of CTX for total investment of R$ 8.2 billion and a multiple of 5.8x EV/EBITDA Following the completion of Oi´s capital increase, PT holds a direct and indirect stake of 25.28% in Telemar Norte Leste (“TMAR”) PT’s cash disbursement of R$ 8.32 billion Approximately 2/3 of economic stake held in listed companies: PT to own 10.49% of TNL and 9.43% of TMAR TNL pro-forma 2010 net debt reduced by R$ 6.0 billion to R$ 12.7 billion, with an implied 1.2x net debt to EBITDA PT will proportionally consolidate 25.62% of TmarPart as a result of its corporate governance rights TmarPart fully consolidates TNL and TMAR Consolidation will take place as from 1 April 2011 PT concluded the acquisition of a 16.2% direct stake in CTX, leading to a 42.0% direct and indirect stake, for R$ 116 million CTX, which fully consolidates Contax, will be proportionally consolidated as from 1 April 2011 The next envisaged step is the merger of Dedic/GPTI with Contax According to Brazilian securities regulation, an independent committee is being created to analyse the proposed exchange ratio and make a recommendation to Contax’s Board of Directors The merger is subject to Board of Directors and Shareholders approval at both companies Following the merger, considering the proposed exchange ratio, CTX will acquire R$ 49.7 million in Contax shares held by PT, PT will subscribe a capital increase in CTX using Contax’s shares and Contax will repay R$ 162.6 million intercompany loans that Dedic/GPTI has with PT. As a result, PT will hold a direct and indirect stake in CTX of 44.4% PT´s strategic partnership with Oi Merger of Dedic/GPTI and Contax Participações SA (“Contax”)

Source: Company’s disclosed information Note 1: Tickers in Bovespa and NYSE: TNE (TNLP4, TNLP3 and TNE); BRTO (BRTO4, BRTO3 and BTM), TMAR (TMAR5 and TMAR3) Note 2: Currently 3% Oi shareholding structure post capital increase will allow PT to proportionally consolidate 25.6% in Oi Telemar Norte Leste S.A.¹ Public Traded Companies Other ON: 32.3% PN: 82.0% Total: 62.4% Other Telemar Participações S.A. ON: 56.4% PN: 0.0% Total: 22.2% Other BrTO¹ ON: 79.6% PN: 33.3% Total: 48.2% ON: 20.4% PN: 66.7% Total: 51.8% FASS BNDES Par Previ Petros e Funcef 12.07% 19.35% 19.35% 11.50% 13.08% 9.69% 14.96% 35.00% 35.00% ON: 11.3% PN: 10.0% Total: 10.5% Envisaged to reach : 10%² Tele Norte Leste Participações S.A.¹ AG LF ON: 2.0% PN: 16.3% Total: 9.9% ON: 98.0% PN: 48.0% Total: 70.4% ON: 0.0% PN: 17.1% Total: 9.4% ON: 0% PN: 6.9% Total: 3.8% AG LF ON: 0.0% PN: 4.0% Total: 2.4% ON: 0.0% PN: 4 0% Total: 2.4% AG LF ON: 0.0% PN: 5.9% Total: 3.3% ON: 0.0% PN: 5.9% Total: 3.3% Stake to Consolidate 25.62% PT Economic Interest at TMAR 25.28%

Post capital increase, PT will own a 25.3% economic stake in Oi, of which around two thirds are directly held in listed companies Shareholder Structure PT’s Economic Interest in TMAR Thousand/Percentage shares # % # % # % # % # % # % # % AG Common 35.0% n/a 0.0% 0.0% 0.0% 65.0% 100.0% LF Common 35.0% 0.0% n/a 0.0% 0.0% 65.0% 100.0% TmarPart Common 12.1% 19.3% 19.3% n/a 0.0% 49.2% 100.0% TNL Common 20,752 11.3% - 0.0% - 0.0% 103,814 56.4% n/a n/a 59,442 32.3% 184,008 100.0% Prefered 28,299 10.0% 11,413 4.0% 11,413 4.0% - 0.0% n/a n/a 232,342 82.0% 283,466 100.0% Total 49,051 10.5% 11,413 2.4% 11,413 2.4% 103,814 22.2% n/a n/a 291,784 62.4% 467,474 100.0% TMAR Common - 0.0% - 0.0% - 0.0% - 0.0% 150,971 98.0% 3,061 2.0% 154,032 100.0% Prefered 32,476 17.1% 11,240 5.9% 11,240 5.9% 13,079 6.9% 91,250 48.0% 30,956 16.3% 190,241 100.0% Total 32,476 9.4% 11,240 3.3% 11,240 3.3% 13,079 3.8% 242,221 70.4% 34,017 9.9% 344,273 100.0% PT AG LF Total TmarPart Others TNL Through AG 3.1% Through LF 3.1% Through TmarPart 2.3% Through TNL 7.4% Direct in TMAR 9.4% Total 25.3%

Pro-Forma 2010 financial highlights PT to benefit from a robust balance sheet and significant financial flexibility, with a cash-flow profile consistent with an attractive shareholder remuneration policy and an investment grade rating Note: FX EUR/ BRL of 2.3315 (2010 average) for P&L and cash flow conversion and 2.3341 (25/03/2011) for balance sheet and capital increase Source: PT Information, Oi company filings 1. Pro-forma net debt of PT to include the investment in Oi and the payment to be received from TEF regarding the sale of PT’s stake in Vivo 2. Includes consolidation of 25.62% of TmarPart 35% of AG and 35% of LF. TmarPart fully consolidates TNL and TMAR. Net Debt 2010 pro forma to include the capital increase and TMAR’s acquisition of 10% of PT at current market prices 3. Includes consolidation of 42% of CTX, which consolidates 100% of Contax. Following the envisaged merger with Dedic and PT’s further acquisition, PT will consolidate 44.4% of CTX Euro Million 2010PF PT (1) OI (2) CTX (3) Total REVENUE 3,742 3,239 432 7,413 EBITDA 1,492 1,128 53 2,673 margin (%) 39.9% 34.8% 12.3% 36.1% CAPEX 798 339 29 1,167 as % sales 21.3% 10.5% 6.7% 15.7% NET DEBT 3,839 2,067 -10 5,897 ND/EBITDA 2.6x 1.8x -0.2x 2.2x  Through AG 3.1% Through LF 3.1% Through TmarPart 2.3% Through TNL 7.4% Direct in TMAR 9.4% Total 25.3%

For further information: Nuno Vieira Investor Relations Director +351 21 500 1701 nuno.t.vieira@telecom.pt www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.